UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-35075

Western Copper and Gold Corporation

(Translation of registrant’s name into English)

Suite 1200 – 1166 Alberni Street

Vancouver, B.C. V6E 3Z3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	News release, dated April 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN COPPER AND GOLD CORPORATION

Date: April 16, 2024

	By:	/s/ Varun Prasad
	Name:	Varun Prasad
	Title:	Chief Financial Officer

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